June 17, 2005



Mail Stop 4561

By U.S. Mail and facsimile to (706) 276 8010

Darren M. Cantlay
Chief Financial Officer
Appalachian Bancshares, Inc.
829 Industrial Boulevard
Ellijay, Georgia  30540

Re:	Appalachian Bancshares, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	Filed:  March 29, 2005

      Form 10-Q for the quarter ended March 31, 2005
      File No.  001-15571

Dear Mr. Cantlay:


      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies - Loans, page
41

1. We note that you report mortgage origination fees as non-interest income on your statements of income. Please tell us and in future filings disclose the nature of these fees, how you account for them, and your basis for reporting them as non-interest income.

Note 16 - Commitments and Contingencies, page 59

2. We note your disclosure that you record the contract amount of letters of credit as an asset and a corresponding liability in the same amount until the letters of credit are exercised. Please tell us the consideration you typically receive for providing standby letters of credit and why you record your liability and offsetting asset using the contract amount. Explain how you determine that the contract value represents fair value of your obligation at inception.
Refer to paragraphs 8 - 11 of FIN 45.

* * * * *

        Please respond to these comments within 10 business days
or
tell us when you will provide us with a response.    Please file
your
response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



      Joyce Sweeney
							Accounting Branch Chief



Darren M. Cantlay, Chief Financial Officer
Appalachian Bancshares, Inc.
June 17, 2005
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